EXHIBIT 99.1

O2Micro Reports Positive Third Quarter 2019 Financial Results

GEORGE TOWN, Grand Cayman, Nov. 01, 2019 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q3 2019 sequential quarterly revenue was up 12.3% at the high end of guidance provided on August 2nd, 2019

  GAAP net loss per fully diluted ADS in the third quarter of 2019 was 1 cent, with non-GAAP net loss of 2 cents per fully diluted ADS.

O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the third quarter ending September 30th, 2019.

Financial Highlights for the Third Quarter ending September 30th, 2019:
O2Micro International Limited (the “Company”) reported Q3 2019 revenue of $16.0 million. Revenue was up 12.3% sequentially, and down 4.7% from the same quarter in the previous year. The gross margin in the third quarter of 2019 was 51.4%, which is up from 50.1% in the prior quarter, and up from 50.5% in the third quarter of 2018. The gross margin remains in our target range and varies primarily with the quarterly revenue and product mix. During the third quarter of 2019, the Company recorded total GAAP operating expenses of $9.4 million, compared to $9.7 million in the second quarter of 2019, and $10.2 million in the year-ago Q3 period. The GAAP operating margins for the third quarter of 2019, the second quarter of 2019, and third quarter of 2018 were (6.9%), (18.1%), and (10.1%), respectively.

GAAP net loss was $200,000 in Q3 2019. This compares to a GAAP net loss of $2.8 million in the second quarter of 2019 and a GAAP net loss of $3.5 million in Q3 2018. GAAP net loss per fully diluted ADS was $0.01 in Q3 2019. This compares to a GAAP net loss per fully diluted ADS of $0.11 in Q2 2019 and a GAAP net loss per fully diluted ADS of $0.13 in Q3 2018.

Supplementary Data:
The Company ended the third quarter of 2019 with $38.5 million in cash and short-term investments or $1.46 per outstanding ADS. The accounts receivable balance was $12.4 million and represented 66 days sales outstanding at the end of Q3 2019. Inventory was $9.8 million or 114 days and turned over 3.2 times during Q3 2019. As of September 30th, 2019, the Company had $51.5 million in working capital and the book value was $72.5 million, or $2.75 per outstanding ADS. As of September 30th, 2019, O2Micro International Limited had a total of 388 employees worldwide, including 247 engineers.

Management Commentary:
"The third quarter of 2019 saw strong growth in consumer products as our newer solutions ramp up in production while we continued to design and provide timely, reliable and quality products. Our battery product lines offer expanding solutions for all lithium battery types and we have seen continuing growth in our TV/Monitor product lines as we further expand into more territory,” said Sterling Du, O2Micro’s Chairman and CEO. "We are pleased with our recently announced agreement with Feit Electric and continue expanding our opportunities for our solutions to provide ongoing growth in a dynamic market and lead O2Micro into long term profitability."

Conference Call:
O2Micro will hold its third quarter conference call today, November 1, 2019, at 6:00AM Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code:  5456051
Participants, Int'l Toll:  +1 334-323-0501
Participants, US/CAN:  800-353-6461

The Call-in Audio Replay will be available from November 1, 2019 12:00 Eastern Time (US & Canada) (UTC-05:00) through November 8th, 2019 12:00 Eastern Time (US & Canada) (UTC-05:00)
https://event.mymeetingroom.com/Public/ReplayNumbers/ZW5jPWNYOTZoeVptcGpYbXdSSjB3WEMyTTVBb2xHcU44dzlyNnJveWZIYkVwdVdqYk5jYU5lYUs2b3ZCdjNrY2drRVJFbnovSVhLbTlicVBNUXdGRGloMVVRPT0%3d

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED) (In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

NET SALES	$16,033	$16,815	$43,067	$46,128

COST OF SALES	7,792	8,322	21,233	22,498

GROSS PROFIT	8,241	8,493	21,834	23,630

OPERATING EXPENSES
Research and development (1)	4,727	5,245	14,683	14,746
Selling, general and administrative (1)	4,623	4,947	14,458	14,946

Total Operating Expenses	9,350	10,192	29,141	29,692

LOSS FROM OPERATIONS	(1,109)	(1,699)	(7,307)	(6,062)

NON-OPERATING INCOME
Interest income	163	87	327	298
Net gain (loss) recognized on long-term investments	715	(1,687)	543	11,287
Foreign exchange gain (loss) – net	1	3	(83)	32
Other – net	362	122	615	430
Total Non-operating Income (Loss)	1,241	(1,475)	1,402	12,047

INCOME (LOSS) BEFORE INCOME TAX	132	(3,174)	(5,905)	5,985

INCOME TAX EXPENSE	332	281	921	811

NET INCOME (LOSS)	(200)	(3,455)	(6,826)	5,174

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(308)	(290)	(441)	(583)
Unrealized pension gain	1	1	4	5
Total Other Comprehensive Loss	(307)	(289)	(437)	(578)

COMPREHENSIVE INCOME (LOSS)	$(507)	$(3,744)	$(7,263)	$4,596

EARNINGS (LOSS) PER ADS
Basic	$(0.01)	$(0.13)	$(0.26)	$0.20
Diluted	$(0.01)	$(0.13)	$(0.26)	$0.19

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	26,347	26,039	26,332	26,015
Diluted (in thousands)	26,347	26,039	26,332	26,579

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$68	$60	$204	$182
Selling, general and administrative	$305	$290	$880	$886

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2019	2018
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$19,217	$32,414
Restricted cash	34	34
Short-term investments	19,239	6,172
Accounts receivable – net	12,358	11,388
Inventories	9,807	10,288
Prepaid expenses and other current assets	1,633	2,276
Total Current Assets	62,288	62,572

LONG-TERM INVESTMENTS	4,805	10,445

PROPERTY AND EQUIPMENT – NET (2)	17,139	13,714

OTHER ASSETS	2,168	2,578

TOTAL ASSETS	$86,400	$89,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$3,978	$4,582
Income tax payable	536	413
Lease liabilities	916	-
Accrued expenses and other current liabilities	5,335	4,181
Total Current Liabilities	10,765	9,176

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	277	321
Deferred income tax liabilities	717	681
Lease liabilities	2,012	-
Other liabilities	87	85
Total Other Long-Term Liabilities	3,093	1,087

Total Liabilities	13,858	10,263

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of September 30, 2019 and December 31, 2018 Outstanding –1,316,729,700 and 1,298,808,750 shares as of September 30, 2019 and December 31, 2018, respectively	33	33
Additional paid-in capital	143,136	143,115
Accumulated deficits	(53,514)	(45,912)
Accumulated other comprehensive income	4,237	4,674
Treasury stock – 352,306,900 and 370,227,850 shares as of September 30, 2019 and December 31, 2018, respectively	(21,350)	(22,864)
Total Shareholders’ Equity	72,542	79,046

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$86,400	$89,309

(2) Property and equipment - net includes right-of-used assets under operating lease of $2,914 as of September 30, 2019.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com